Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217683

PROSPECTUS SUPPLEMENT

(To the prospectus dated June 20, 2017)

ROSEHILL RESOURCES INC.

CLASS A COMMON STOCK

WARRANTS

8.000% SERIES A CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK

This prospectus supplement updates and amends certain information contained in the prospectus dated June 20, 2017 (the “Prospectus”), relating to the offer and resale by the selling securityholders identified therein (the “selling securityholders”), of up to 33,855,026 shares of Class A Common Stock, including (i) 25,594,158 shares that may be issued upon exercise of 25,594,158 outstanding Warrants and (ii) 8,260,868 shares that may be issued upon conversion of 98,298 outstanding shares of Series A Preferred Stock. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

INVESTING IN OUR SECURITIES INVOLVES RISKS. PLEASE SEE “RISK FACTORS” ON PAGE 6 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.

The date of this prospectus supplement is April 26, 2018

ABOUT THIS PROSPECTUS SUPPLEMENT

The information under the caption “Selling Securityholders” in the Prospectus is hereby amended and supplemented to reflect the results of the following:

•	Pursuant to its governing documents, KLR Sponsor made an in-kind distribution (the “KLR Sponsor Distribution”) of 1,845,892 shares of Class A common stock, 7,113,150 warrants and 2,277 shares of Series A Preferred Stock to its members on November 8, 2017. The members of KLR Sponsor who received Securities in the KLR Sponsor Distribution are being added as selling securityholders in the table below and the Securities previously held by KLR Sponsor are reflected in the holdings of the recipients of the KLR Sponsor Distribution.

•	On December 22, 2017, Rosemore, Inc., Rosemore Holdings, Inc. and Tema Oil and Gas Company (“Tema”) underwent a series of intra-company transactions pursuant to which all Securities held by Rosemore, Inc. and Rosemore Holdings, Inc. were transferred to Tema. As a result, Tema is being added as a selling securityholder in the table below and the Securities previously owned by Rosemore, Inc. and Rosemore Holdings, Inc. are reflected in Tema’s holdings.

Except for the information presented herein, the Prospectus is not otherwise modified, supplemented or altered in any way.

SELLING SECURITYHOLDERS

The selling securityholders may offer and sell, from time to time, any or all of the Securities being offered for resale by this prospectus supplement and the Prospectus, which consist of (i) 3,475,663 shares of Class A Common Stock currently owned by selling securityholders named herein, (ii) 29,807,692 shares of Class A Common Stock that are issuable upon exchange of shares of Class B Common Stock that were issued to Tema as part of the equity consideration in connection with the Business Combination, (iii) 4,000,000 Warrants issued to Tema as part of the equity consideration in connection with the Business Combination, (iv) 750,000 Warrants issued to Rosemore, Inc. in connection with the Business Combination, (v) 5,000,000 Warrants issued to the PIPE Investors pursuant to a private placement in connection with the Business Combination, (v) 7,658,838 Warrants issued to KLR Energy Sponsor, LLC (“KLR Sponsor”) and EarlyBirdCapital Inc. pursuant to a private placement in connection with our initial public offering, (vi) 17,408,839 shares of Class A Common Stock issuable upon exercise of outstanding Warrants held by selling securityholders, (vii) 140,827 shares of Series A Preferred Stock owned by the selling securityholders named herein, including 45,827 shares of Series A Preferred Stock potentially issuable over the next five years as dividends and (viii) 8,260,868 shares of Class A Common Stock issuable upon conversion of outstanding shares of Series A Preferred Stock. The term “selling securityholders” includes the securityholders listed in the table below and their permitted transferees. We may amend or supplement this prospectus supplement and the Prospectus from time to time in the future to update or change the selling securityholders list and the securities that may be resold.

The Securities are being registered by the registration statement of which this prospectus supplement forms a part pursuant to the following agreements:

•	the Business Combination Agreement,

•	the Shareholders’ and Registration Rights Agreement, dated as of December 20, 2016, by and among the Company, Tema, our Sponsor, Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 3 Holdings, L.P. (the “SHRRA”),

•	the Subscription Agreement, dated as of December 20, 2016, by and between the Company and AIO V AIV 3 Holdings, L.P., the Subscription Agreement, dated as of December 20, 2016, by and between KLR Energy Acquisition Corp. and Anchorage Illiquid Opportunities V, L.P., the Subscription Agreement, dated as of December 20, 2016, by and between the Company and Geode Diversified Fund, a segregated account of Geode Capital Master Fund Ltd., and the Subscription Agreement, dated as of December 20, 2016, by and between the Company and The K2 Principal Fund, L.P. (collectively, the “Subscription Agreements”),

•	the Side Letter, dated as of December 20, 2016, by and between the Company, KLR Sponsor and Rosemore, Inc. (the “Side Letter”),

•	the Commitment Agreement, dated April 25, 2017, by and among the Company, KLR Sponsor and The K2 Principal Fund, L.P (the “Commitment Agreement”), and

•	the Registration Rights Agreement dated March 10, 2016, by and among KLR Energy Acquisition Corp. and certain securityholders.

The terms of the Business Combination Agreement, the SHRRA, the Subscription Agreements, the Side Letter and the Commitment Agreement are described in greater detail in our Current Reports on Form 8-K filed with the SEC on December 20, 2016 and May 3, 2017, and our Annual Report on Form 10-K for the year ended December 31, 2017, which are incorporated by reference into the Prospectus.

Since the date of the Prospectus, certain selling stockholders may have exercised some of their Warrants, converted some of their shares of Series A Preferred Stock or Class B Common Stock into Class A Common Stock and/or sold some of their shares of Class A Common Stock registered hereunder. The selling securityholder information contained in the table below has not been updated to reflect any such changes, and the table below is presented without giving effect to such exercises, conversions and/or sales.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including Securities that are currently convertible or exercisable or convertible or exercisable within 60 days.

All information with respect to the selling securityholders’ ownership of the Securities has been furnished by or on behalf of the selling securityholders. We believe, based on information supplied by the selling securityholders, that except as may otherwise be indicated in the footnotes to the table below, the selling securityholders have sole voting and dispositive power with respect to the Class A Common Stock reported as beneficially owned by them. Because the selling securityholders identified in the table may sell some or all of the Securities owned by them which are included in this prospectus supplement, no estimate can be given as to the number of Securities available for resale hereby that will be held by the selling securityholders upon termination of this offering. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the Securities they hold in transactions exempt from the registration requirements of the Securities Act after the date on which the selling securityholders provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table, that the selling securityholders will sell all of the Securities beneficially owned by them that are covered by this prospectus supplement, but will not sell any Securities that they may presently own and that are not covered by this prospectus supplement. The percent of beneficial ownership for the selling securityholders is based on 6,222,299 shares of our Class A Common Stock, 25,594,158 Warrants and 98,298 shares of our Series A Preferred Stock outstanding as of April 26, 2018. In calculating a percentage for a particular selling securityholder, we treated as outstanding the number of shares of our Class A Common Stock issuable upon exercise of that particular stockholder’s Warrants or conversion of that particular holder’s Series A Preferred Stock or Class B Common Stock and did not assume exercise of any other stockholder’s Warrants or conversion of any other stockholder’s Series A Preferred Stock or Class B Common Stock.

Name of Selling Securityholders	Series A Preferred Stock Beneficially Owned Prior to Offering	Series A Preferred Stock to be Sold Pursuant to this Offering (17)	Series A Preferred Stock Beneficially Owned After Offering	Percentage of Shares of Series A Preferred Stock Beneficially Owned After Offering	Warrants Beneficially Owned Prior to Offering	Warrants to be Sold Pursuant to this Prospectus Supplement	Warrants Beneficially Owned After Offering		Percentage of Warrants Beneficially Owned After Offering	Class A Common Stock Beneficially Owned Prior to Offering	Class A Common Stock to be Sold Pursuant to this Prospectus Supplement	Class A Common Stock Beneficially Owned After Offering	Percentage of Class A Common Stock Beneficially Owned After Offering
KLR Energy Sponsor, LLC (1)	0	0	0	0%	0	0	0		0%	926,020	926,020	0	0%
Tema Oil & Gas Company (2)	18,421	26,386	0	0%	4,750,000	4,750,000	0		0%	36,159,518	36,105,518	54,000	*
Anchorage (3)	55,000	81,531	0	0%	3,245,678	3,245,678	0		0%	8,441,288	8,441,288	0	0%
Geode Capital Management LP (4)	10,000	14,824	0	0%	1,238,139	1,087,656	150,483	*		2,107,704	1,957,221	150,483	1.8%
The K2 Principal Fund, L.P. (5)	10,000	14,824	0	0%	1,165,848	666,667	499,181		2.0%	2,567,064	1,636,983	930,081	1.2%
EarlyBirdCapital, Inc.	—	—	—	—	512,947	512,947	0		0%	512,947	512,947	0	0%
Chardan Capital Markets, LLC (6)	—	—	—	—	32,741	32,741	0		0%	32,741	32,741	0	0%
Gregory R. Dow(7)	—	—	—	—	—	—	—		—	40,000	40,000	0	0%
T.J. Thom(8)	—	—	—	—	—	—	—		—	140,000	120,000	20,000	*
Gizman Abbas(9)	—	—	—	—	—	—	—		—	10,000	10,000	0	0%
Charles O. Buckner(10)	—	—	—	—	—	—	—		—	10,000	10,000	0	0%
Douglas W. York (11)	—	—	—	—	—	—	—		—	10,000	10,000	0	0%
Gary C. Hanna (12)	534	765	0	0%	1,150,979	1,150,979	0		0%	1,391,138	1,371,957	19,181	*
Alan H. Buerger 2003 Trust for Reid S. Buerger (13)	253	362	0	0%	1,281,208	1,281,208	0		0%	1,721,601	1,720,857	744	*
2012 Buerger Family SD LLC (14)	253	362	0	0%	1,281,208	1,281,208	0		0%	1,721,600	1,720,856	744	*
Reid S. Buerger (15)	253	362	0	0%	1,281,208	1,281,208	0		0%	1,721,601	1,720,857	744	*
KLR Group Investments, LLC (16)	984	1,411	0	0%	2,118,547	2,118,547	0		0%	2,618,713	2,615,820	2893	*

(1)	Includes 926,020 shares of Class A Common Stock. KLR Group Investments, LLC is the managing member of KLR Sponsor. Mr. Kovalik is the managing member of KLR Group Holdings, LLC, which owns 100% of KLR Group Investments, LLC, which is the managing member of KLR Sponsor. KLR Sponsor has entered into a Shareholders ’ and Registration Rights Agreement, dated as of December 20, 2016 (“the SHRRA”) with Tema and other holders. Pursuant to the SHRRA, KLR Sponsor and Tema have agreed to, among other things, vote their shares of common stock to elect members of the Board of Directors of the Company as set forth therein. Because of the relationship between KLR Sponsor Tema as a result of the SHRRA, KLR Sponsor may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of common stock held by Tema. KLR Sponsor disclaims beneficial ownership of the shares of common stock held by Tema.

(2)	Includes (i) 4,750,000 Warrants and 4,750,000 shares of Class A Common Stock issuable upon exercise of such Warrants, (ii) 29,807,692 shares of Class B Common Stock that are convertible into Class A Common Stock on a one-to-one basis, and (iii) 1,601,826 shares of Class A Common Stock issuable upon conversion of 18,421 shares of Series A Preferred Stock held by Tema. Shares held by Tema may be deemed beneficially owned by Rosemore, Inc., its sole parent. Tema’s address is 1 North Charles Street, 22nd Floor, Baltimore, MD 21201, and Rosemore, Inc.’s address is 1 North Charles Street, 22nd Floor, Baltimore, MD 21201. Tema has entered into the SHRRA with KLR Sponsor and other securityholders. Pursuant to the SHRRA, KLR Sponsor and Tema have agreed to, among other things, vote their shares of common stock to elect members of the Board of Directors of the Company as set forth therein. Because of the relationship between KLR Sponsor and Tema as a result of the SHRRA, Tema may be deemed, pursuant to Rule 13d 3 under the Act, to beneficially own the shares of common stock held by KLR Sponsor. Tema disclaims beneficial ownership of the shares of common stock held by KLR Sponsor.

(3)

Includes (i) 1,570,759 Warrants held by Anchorage Illiquid Opportunities V, L.P. and 1,570,759 shares of Class A Common Stock issuable upon exercise of such Warrants, 26,617 shares of Series A Preferred Stock and 2,314,522 shares of Class A Common Stock held by Anchorage Illiquid Opportunities V, L.P. issuable upon conversion of 26,617 share of Series A Preferred Stock and (ii) 1,674,919 Warrants held by AIO V AIV 3 Holdings, L.P. and 1,674,919 shares of Class A Common Stock issuable upon exercise of such Warrants, 28,383 shares of Series A Preferred Stock and 2,468,088 held by AIO V AIV 3 Holdings, L.P. issuable upon conversion of 28,383 shares of Series A Preferred Stock. Anchorage Capital Group,

L.L.C. (“ACG”), an SEC-registered investment advisor, is the investment manager of each of Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 3 Holdings, L.P. ACG’s address is 610 Broadway, 6th Floor, New York, NY 10112. Anchorage Advisors Management, L.L.C. (“AAM”) is the sole managing member of ACG. Mr. Kevin Ulrich is the Chief Executive Officer of ACG and the senior managing member of AAM. ACG, AAM and Mr. Ulrich have indirect voting or investment power with respect to each of Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 3 Holdings, L.P., but each of those entities or natural persons disclaims beneficial ownership in the registrable securities owned by each of Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 3 Holdings, L.P.

(4)	Includes (i) 1,238,139 Warrants held by Geode Capital Management LP and 1,238,139 shares of Class A Common Stock issuable upon exercise of such Warrants and (ii) 869,565 shares of Class A common stock issuable upon conversion of 10,000 shares of Series A Preferred Stock. Geode is a segregated account of Geode Capital Master Fund Ltd and is in the care of Geode Capital Management LP (“GCM LP”). GCM LP’s address is One Post Office Square, 20th Floor, Boston, MA 02109. GCM LP has the sole voting or investment power with respect to Geode.

(5)	Includes (i) 1,165,848 Warrants held by K2 Principal Fund, L.P. and 1,165,848 shares of Class A Common Stock issuable upon exercise of such Warrants and (ii) 869,565 shares of Class A Common Stock issuable upon conversion of 10,000 shares of Series A Preferred Stock. K2 Principal Fund, L.P.’s address is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2. The reported securities are owned directly by the K2 Principal Fund, L.P. (the “Fund”), and indirectly by: K2 GenPar L.P., the general partner of the Fund (the “GP”), K2 GenPar 2009 Inc., the general partner of the GP (“GenPar 2009”), Shawn Kimel Investments Inc., which owns 100% of the equity interests in GenPar 2009 (“SKI”), and Shawn Kimel, the sole owner of SKI. SKI owns 66.5% of the equity interests of K2 & Associates Investment Management Inc. (“K2 & Associates”). K2 & Associates is the investment manager of the Fund. Shawn Kimel, through his ownership of SKI and his being president of each of SKI, the GP, GenPar2009 and K2 & Associates, controls the voting and dispositive power for all of its shares of our common stock.

(6)	Stevan Urbach controls the voting and dispositive power for all Securities held by Chardan Capital Markets, LLC.

(7)	Mr. Dow is the former Chief Operating Officer and Secretary of KLR Energy Acquisition Corp.

(8)	Ms. Thom is the former Chief Financial Officer of KLR Energy Acquisition Corp and the former Interim Chief Financial Officer of the Company.

(9)	Mr. Abbas is a former Director of KLR Energy Acquisition Corp.

(10)	Mr. Buckner is a former Director of KLR Energy Acquisition Corp.

(11)	Mr. York is a former Director of KLR Energy Acquisition Corp.

(12)	Includes (i) 193,724 shares of Class A common stock, (ii) 1,150,979 Warrants and 1,150,979 shares of Class A Common Stock issuable upon exercise of such Warrants and (iii) 46,435 shares of Class A common stock issuable upon conversion of 534 shares of Series A Preferred Stock.

(13)	Includes (i) 418,393 shares of Class A Common Stock, (ii) 1,281,208 Warrants owned by Alan H. Buerger 2003 Trust for Reid S. Buerger and 1,281,208 shares of Class A Common Stock issuable upon exercise of such Warrants and (iii) 22,000 shares of Class A Common Stock issuable upon conversion of 253 shares of Series A Preferred Stock owned by Alan H. Buerger 2003 Trust for Reid S. Buerger. The reported securities are indirectly owned by Reid S Buerger as the beneficiary of the 2003 Alan H. Buerger Trust for Reid S. Buerger.

(14)	Includes (i) 418,392 shares of Class A Common Stock, (ii) 1,281,208 Warrants owned by 2012 Buerger Family SD LLC and 1,281,208 shares of Class A Common Stock issuable upon exercise of such Warrants and (iii) 22,000 shares of Class A Common Stock issuable upon conversion of 253 shares of Series A Preferred Stock owned by 2012 Buerger Family SD LLC. The reported securities are indirectly owned by Reid S Buerger as the beneficiary of the 2012 Buerger Family SD GST Exempt Trust.

(15)	Includes (i) 418,393 shares of Class A Common Stock, (ii) 1,281,208 Warrants owned by and 1,281,208 shares of Class A Common Stock issuable upon exercise of such Warrants and (iii) 22,000 shares of Class A Common Stock issuable upon conversion of 253 shares of Series A Preferred Stock owned by Reid S. Buerger

(16)	Includes (i) 414,601 shares of Class A Common Stock, (ii) 2,118,547 Warrants and 2,118,547 shares of Class A Common Stock issuable upon exercise of such Warrants and (iii) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned KLR Group Investments, LLC. Mr. Kovalik is the managing member of KLR Group Holdings, LLC, which owns 100% of KLR Group Investments, LLC.

(17)	Includes additional shares of Series A Preferred Stock that may be issued over the next five years as dividends.

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